SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Woori Financial Group’s Preliminary Financial Performance Figures

for the Year Ended December 31, 2023

The preliminary financial performance figures for Woori Financial Group for the year ended December 31, 2023, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item	FY 2023	FY 2022	% Increase (Decrease)
Revenue*	42,033,487	42,422,553	(0.92)
Operating Income	3,512,682	4,430,524	(20.72)
Income before Income Tax Expense	3,531,106	4,485,374	(21.28)
Net Income	2,637,249	3,323,982	(20.66)
Profit to the Equity Holders of the Parent Entity**	2,516,651	3,141,680	(19.89)

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).
**	The 4Q 2023 profit to the equity holders of the parent entity was KRW 78,469 million.

Woori Bank’s Preliminary Financial Performance Figures

for the Year Ended December 31, 2023

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the year ended December 31, 2023, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item	FY 2023	FY 2022	% Increase (Decrease)
Revenue*	37,719,811	38,656,623	(2.42)
Operating Income	3,330,611	3,783,187	(11.96)
Income before Income Tax Expense	3,343,087	3,862,708	(13.45)
Net Income	2,525,434	2,903,409	(13.02)
Profit to the Equity Holders of the Parent Entity**	2,515,941	2,892,165	(13.01)

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).
**	The 4Q 2023 profit to the equity holders of the parent entity was KRW 226,167 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc. (Registrant)

Date: February 6, 2024	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President